

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

Via E-mail
Mr. Nathan Ticatch
President and Chief Executive Officer and Director
PetroLogistics LP
600 Travis Street, Suite 3250
Houston, TX 77002

Re: PetroLogistics LP
Amendment No.6 to Registration Statement on Form S-1
Filed April 23, 2012
File No. 333-175035

Dear Mr. Ticatch:

We have reviewed your registration statement and have the following comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;
- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- Your election under Section 107(b) of the Act:
    - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
    - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be

comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Item 16. Exhibits and Financial Statement Schedules, page II-2

2.   Please revise the description of Exhibit 8.1 to remove the "Form of" language.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Mike Rosenwasser, Esq.
        James J. Fox, Esq.
        Vinson & Elkins L.L.P.